

ALLGREEN PROPERTIES LIMITED

03 NOV 19 AM 7:21

File No. 82-4959





03037546

Date: 5 NOV 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 11/20

MASNET No. 34 OF 05.11.2003
Announcement No. 34

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 75,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 31 October 2003.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,050,245,000 ordinary shares of S$0.50 each.

By Order of the Board
Ms Isoo Tan
Company Secretary

Submitted by Ms Isoo Tan, Company Secretary on 05/11/2003 to the SGX